UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. ANNOUNCES AMENDMENT OF
ORDINARY NOTES TERMS
Medellín, June 24, 2009
Yesterday, the board of directors of Bancolombia S.A. (“Bancolombia”) approved an amendment to Reglamento de Emisión y Colocación de Múltiples y Sucesivas Emisiones de Bonos Ordinarias con Cargo a un Cupo Global (the “Ordinary Notes Terms”) which incorporates a new series which will be pegged to the IBR (Indicador Bancario de Referencia) index rate.
The Ordinary Notes Terms that had been approved at a meeting of the board of directors of Bancolombia held on December 18, 2006 govern the financial terms and maximum interest rates of the ordinary notes to be issued from time to time by Bancolombia in the Colombian local markets.
The board of directors of Bancolombia authorized the legal representative of Bancolombia to carry out all actions and request the necessary permits that may be required for the implementation of this amendment.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: June 24, 2009	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance